SETTLEMENT AGREEMENT

This Settlement Agreement ("**Agreement**"), dated as of November 7, 2019 (the "**Effective Date**"), is entered into by and between GS CAPITAL PARTNERS, LLC (the "**Holder**"), a New York company having a place of business located at 110 Wall Street, Suite 5-070 New York, NY 10005, and ALPINE 4 TECHNOLOGIES LTD. ("**Alpine**"), a Delaware corporation, having a place of business at 2525. E Arizona Biltmore Circle, Phoenix, AZ 8501. Together, and for the purposes of this Agreement, the Holder and Alpine may each be referred to as a "**Party**", and together constitute the "**Parties**."

Recitals

WHEREAS, on November 12, 2018, Alpine issued a Convertible Promissory Note (the "**Note**") in the initial principal amount of $670,000.00 to the Holder;

AND WHEREAS, Alpine committed an alleged "Event of Default" (as defined in the Note);

AND WHEREAS, the Holder contends that, as of and through the date hereof, and notwithstanding the stated interest rates set forth on the face of the Note, the aggregate accrued and unpaid interest and default penalties payable on the Note amounts to $651,291.72 (such aggregate interest obligation, when combined with the principal debt obligation owing under the Note to be referred to hereinafter as the "**Debt**");

WHEREAS, on September 30, 2019, Holder served a notice of conversion to Alpine for 4,757,877 shares of Alpine common stock ("**Common Stock**"), which remains outstanding ("**Conversion Notice**");

AND WHEREAS, the Debt and Conversion Notice constitute all debts and amounts owing to the Holder by Alpine;

AND WHEREAS, the Holder and Alpine have elected to amicably resolve this and all other disputes in good faith and without litigation;

NOW THEREFORE, for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, it is agreed by and between the Parties that this matter shall be settled upon the following terms and conditions:

SETTLEMENT TERMS

1.   Incorporation of Recitals. The Parties acknowledge the foregoing Recitals in this Agreement are true and correct, are contractual in nature, and are hereby incorporated by reference into and made part of this Agreement.

2.   Settlement Amount.

        a.   The settlement outlined herein is full and final and in connection to the Debt and the release of any share reservations or shares in the capital of Alpine that may be held by or for the benefit of the Holder, and all claims of any kind or nature that the Holder may have against Alpine, its representatives, affiliates, officers, directors, and employees, including, without limitation, those under the Note (the "**Settlement**").

        b.   As consideration for the Settlement, the Parties agree to the following:

(i) Alpine agrees to pay Holder Three Hundred Thousand Dollars ($300,000.00) (the "**Cash Portion**");

(ii) Holder agrees to amend the amount of its Conversion Notice to Two Million (2,000,000) shares of Alpine common stock ("**Common Stock**"), par value $0.0001 per share, to be issued to the Holder by Alpine (the "**Equity Portion**" or "**Settlement Shares**"); and

(iii) Alpine agrees to provide to Holder a Convertible Promissory Note in the initial principal amount of $350,000.00, upon terms and in a form as annexed hereto as Exhibit 1 ("**Settlement Note**") (together, the Cash Portion, Equity Portion, and Settlement Note comprise "**Settlement Amount**").

c. The Cash Portion is to be received by the Holder within two (2) Business Days of the Effective Date and paid by utilizing the wire transfer instructions to be provided by Holder or their counsel.

d. The Settlement Shares shall be transferred to the Holder or its designee's balance account with the Depository Trust Company ("**DTC**") in accordance with the DTC instructions delivered by the Holder to Alpine within Three (3) Business Days of the Effective Date. As of such date, the Holder shall be deemed for all purposes to become the holder of record of the Settlement Shares, irrespective of the date such shares are credited to the Holder's or its designee's balance account with DTC in accordance herewith. The Settlement Shares shall be issued to the Holder without any restrictive legend.

e. Alpine shall execute and deliver the Settlement Note to the Holder concurrently with the execution of this Agreement. In connection with the Settlement Note and within one (1) Business Day thereof, the Holder shall execute an affidavit of confession of judgment ("**COJ**") in a form as annexed hereto as Exhibit 2.

f. Upon receipt and clearance of the Settlement Amount as set forth above, the Note shall be deemed canceled and the Holder shall relinquish all rights, title, and interest in the Note (including any claims the Holder may have against Alpine related thereto) and assign the same to Alpine, and the Note shall be cancelled.

g. Alpine and the Holder agree to execute and/or deliver such other documents and agreements as are customary and reasonably necessary to effectuate the Settlement.

h. For the purposes of this Agreement, a Business Day shall mean a day in which the Holder's banking institution as noted above is open for business, not including Saturday, Sunday, or any U.S. federal holiday. It is understood that this confirmation shall satisfy all payment requirements outlined herein.

i. Holder agrees to a leak out of the shares of no more than 20% of the shares in any given trading day. A trade desk report shall be provided upon request to Alpine for every trade day. Alpine may request a copy of a current account statement showing the current balance so it can verify the 20% per day leak out.

3. <u>Representations and Warranties of Alpine</u>. Alpine hereby represents and warrants to Holder that:

a. Alpine is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Alpine is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b.   All corporate action on the part of Alpine, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Agreement and the performance of all obligations of Alpine hereunder, and the authorization (or reservation for issuance of), the Settlement, the issuance of the Settlement Shares, and payment of the Cash Portion have been taken on or prior to the date hereof.

c.   The Settlement Shares, when issued and delivered in accordance with the terms of this Agreement, for the consideration expressed herein, will be duly and validly issued, fully paid and non-assessable.

d.   The offer and issuance of the Settlement Shares as contemplated by this Agreement are exempt from the registration requirements of the Securities Act. Neither Alpine nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemptions.

e.   Alpine has not violated any law or any governmental regulation or requirement which violation has had or would reasonably be expected to have a material adverse effect on its business and Alpine has not received written notice of any such violation.

f.   No consent, waiver, approval or authority of any nature, or other formal action, by any person or entity, not already obtained, is required in connection with the execution and delivery of this Agreement by Alpine or the consummation by Alpine of the transactions provided for herein and therein.

g.   There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of Alpine, threatened against or affecting Alpine, the Common Stock, or any of Alpine's officers or directors in their capacities as such that would reasonably be expected to have a material adverse effect on its business or properties.

h.   This Agreement has been duly and validly authorized, executed and delivered on behalf of Alpine and shall constitute the legal, valid and binding obligation of Alpine enforceable against Alpine in accordance with its terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies. The execution, delivery and performance by Alpine of this Agreement and the consummation by Alpine of the transactions contemplated hereby will not (i) result in a violation of the organizational documents of Alpine or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which Alpine is a party or by which it is bound, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities or "blue sky" laws) applicable to Alpine, except in the case of clause (ii) above, for such conflicts, defaults or rights which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Alpine to perform its obligations hereunder.

i.   Alpine confirms that neither Alpine nor any other person acting on its behalf has provided the Holder or its agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information. Alpine understands and confirms that the Holder will rely on the foregoing representations in effecting transactions in the securities of Alpine.

j.   Neither Alpine nor any of its Affiliates nor any person acting on behalf of or for the benefit of any of the foregoing, has paid or given, or agreed to pay or give, directly or indirectly, any commission or other remuneration (within the meaning of Section 3(a)(9) of the Securities Act) for soliciting the Settlement or the issuance of the Settlement Shares, or has taken any action that could give rise to a claim for a commission or other remuneration. Except as expressly set forth in Section 2 above, the Holder has not paid or received any consideration in connection with the Settlement or the issuance of the Settlement Shares.

k.   The obligation of Alpine to consummate the transactions contemplated by this Agreement is not subject to any conditions or actions of any third party not expressly set forth herein.

4.   Representations and Warranties of the Holder. The Holder hereby represents and warrants to Alpine that:

a.   It has the requisite power and authority to enter into this Agreement and consummate the Settlement.

b.   It is the record and beneficial owner of, and has valid and marketable title to, the Note, free and clear of any lien, pledge, restriction or other encumbrance (other than restrictions arising pursuant to applicable securities laws).

c.   It has not assigned their claims or any portion of the Debt.

d.   Neither it nor any of its affiliates nor any person acting on behalf of or for the benefit of any of the forgoing, has paid or given, or agreed to pay or give, directly or indirectly, any commission or other remuneration (within the meaning of Section 3(a)(9) of the Securities Act) for soliciting the Settlement.

5.   Covenants of Alpine. Alpine further covenants and agrees with the Holder as follows:

a.   Alpine agrees to take all action necessary to issue the Settlement Shares without restriction and not containing any restrictive legend, without the need for any action by the Holder.

b.   Alpine ensure that: (a) the Settlement Shares may be immediately resold pursuant to Rule 144 under the Securities Act ("**Rule 144**") without volume or manner-of-sale restrictions; and (b) the transactions contemplated hereby and all other documents associated with this transaction comport with the requirements of Section 3(a)(9) of the Securities Act.

c.   Alpine shall make all filings and reports relating to the Settlement Shares as may be required under applicable securities or "Blue Sky" laws of the states of the United States following the date hereof, if any.

6.   Holding Period. For the purposes of Rule 144, Alpine represents, warrants and agrees that for the purposes of Rule 144, the holding period of the Settlement Shares will include the Holder's prior holding period of the Note, which commenced on June 16, 2017. Alpine agrees not to take a position contrary to this Section 6 in any document, statement, setting, or situation. Assuming the accuracy of the representations and warranties of the Holder contained herein, Alpine acknowledges and agrees that, (i) upon issuance in accordance with the terms hereof, the Settlement Shares will be eligible to be immediately resold pursuant to Rule 144, (ii) Alpine is not aware of any event reasonably likely to occur that would reasonably be expected to result in the Settlement Shares becoming ineligible to be resold by

the Holder pursuant to Rule 144 and (iii) in connection with any resale of Settlement Shares pursuant to Rule 144, the Holder shall not be required to provide an opinion of Holder's counsel.

7.   No Integration. None of Alpine, its subsidiaries, any of their affiliates, or any person acting on its or their behalf shall, directly or indirectly, make any offers or sales of any security (as defined in the Securities Act) or solicit any offers to buy any security or take any other actions, under circumstances that would require registration of any of the Settlement Shares under the Securities Act or cause this offering of the Settlement Shares to be integrated with such offering or any prior offerings by Alpine for purposes of Regulation D under the Securities Act.

8.   Default. Should Alpine default in satisfying the Settlement Amount as provided for in this Agreement, the Holder shall no longer be bound by this Agreement and that the Settlement Amount will no longer be available to Alpine to resolve this dispute, and this Agreement shall be null and void and of no further force and effect.

9.   Mutual Releases. Subject to and effective upon the receipt by the Holder of the Settlement Amount, each of the Holder and Alpine does hereby irrevocably release the other Party, on behalf of themselves, and all persons or entities claiming by, through or under them, and their respective shareholders, officers, directors, heirs, successors and assigns, hereby fully, completely and finally waive, release, remise, acquit, and forever discharge and covenant not to sue the other Parties, as well as the other Parties' respective officers, directors, shareholders, trustees, parent companies, sister companies, affiliates, subsidiaries, employers, attorneys, accountants, predecessors, successors, insurers, representatives, and agents with respect to any and all claims, demands, suits, manner of obligation, debt including the Debt, liability, tort, covenant, contract, or causes of action of any kind whatsoever, at law or in equity, in connection to, and including, without limitation the Note, the Debt and underlying transaction.

10.   Authority. The Parties represent and warrant that they possess full authority to enter into this Agreement and to lawfully and effectively release the opposing Party as set forth herein, free of any rights of settlement, approval, subrogation, or other condition or impediment. This undertaking includes specifically, without limitation, the representation and warranty that no third party has now acquired or will acquire rights to present or pursue any claims arising from or based upon the claims that have been released herein.

11.   Confidentiality. The Parties agree to keep the terms of the Settlement and the Agreement confidential, except as disclosure may be required to enforce the terms of this Agreement or to comply with a lawful subpoena and/or by a governmental taxing authority. The Parties may also share information concerning the terms of this Agreement with their attorneys and tax advisors as necessary for purposes of obtaining legal or tax advice.

12.   Waiver or Modification. No modification, amendment or waiver of any of the provisions contained in this Agreement, or any representation, promise or condition in connection with the subject matter of this Agreement shall be binding upon any Party hereto unless made in writing and signed by such Party or by a duly authorized officer or agent of such Party.

13.   Predecessors, Successors, and Assigns. All persons or business entities granting releases hereby include any assignee, predecessor in interest, or successor in interest of the respective grantor. All persons or business entities released hereby include any predecessor in liability or successor in liability for the released liability.

14. <u>Legal Fees and Costs</u>. Each of the Parties shall pay its own respective costs and attorneys' fees incurred with respect to this Agreement.

15. <u>Jurisdiction and Venue Selection</u>. Any action to enforce or interpret this Agreement may be brought in the State of New York and each of the Parties waive any objection they have to jurisdiction or venue (the "**Acceptable Forums**"). Alpine hereby represents or warrants that it has sufficient contacts with the State of New York as a result of the transactions set forth above and that Acceptable Forums are convenient to it and submits to the jurisdiction and venue of the Acceptable Forums.

16. <u>Complete Agreement</u>. This Agreement constitutes and contains the entire agreement and understanding between the Parties concerning the subject matter of this Agreement and supersedes all prior negotiations, agreements or understandings between the Parties concerning any of the provisions of this Agreement. This Agreement shall be construed without regard to any presumptions against the Parties causing the same to be prepared.

17. <u>No Third Party Beneficiaries</u>. This Agreement is intended for the benefit of the Parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

18. <u>Currency</u>. Unless otherwise noted herein, all dollar amounts are in United States Dollars, and the Settlement Amount shall be paid in United States Dollars.

19. <u>Miscellaneous</u>. In the event of the litigation alleging breach of this Agreement, the prevailing party shall be entitled to its costs and reasonable attorneys' fees. If any portion of this Agreement is found to be unenforceable, the Parties desire that all other portions that can be separated from it, or appropriately limited in scope, shall remain fully valid and enforceable. This Agreement may be executed in counterpart copies which taken together shall constitute one and the same agreement even though no one copy bears the Parties' signatures.

20. <u>Grammatical Correction</u>. Wherever the text hereof requires, the use of singular number shall include the appropriate plural number and the use of the plural number shall include the singular number, as the text of the within instrument may require.

21. <u>Execution in Counterparts</u>. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument, provided that each Party receives a signed counterpart of the other Party. An executed counterpart copy delivered by facsimile or otherwise electronically transmitted (such as via e-mail in PDF format) shall be deemed an original and have the same force and effect as an original signature. This Agreement shall not be binding unless executed by and delivered to the Parties.

[Signature Page to Follow]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the dates written below.

<u>GS Capital Partners, LLC</u>
(Holder)

_____

<u>Gabe Sayegh</u>, Authorized Signatory

ALPINE 4 TECHNOLOGIES LTD.

_____
Kent Wilson, Chief Executive Officer